EXHIBIT 77D
for    World Trust
      World Growth Portfolio
      World Income Portfolio
      World Technologies Portfolio
      World Emerging Markets Portfolio


At a Board of Directors meeting held on October 7-8, 1998, the following investment policies were eliminated:

For all 4 Portfolios --

     The Fund will not pledge or mortgage its assets beyond 15% of total assets.

     The Fund will not invest more than 5% of its total assets in securities of [domestic or foreign] companies, including any predecessors, that have a record of less than three years continuous operations.

     The Fund will not invest more than 5% of its net assets in warrants.

     The Fund will not invest in exploration or development programs such as oil, gas or mineral leases.

For World Emerging Markets, and World Technologies only --

     The Fund will not purchase securities of an issuer if the board members and officers of the Fund[, the Portfolio] and of AEFC hold more than a certain percentage of the issuer's outstanding securities. If the holdings of all board members and officers of the Fund[, the Portfolio] and of AEFC who own more than 0.5% of an issuer's securities are added together, and if in total they own more than 5%, the Fund will not purchase securities of that issuer.